Pressure Games

entertainment technology retail b2c toys

Award-winning toys that combines playground games with tech

PRESSUREGAMES.COM PUNTA GORDA FLORIDA



PRESSURE GAMES

Kids today need more interactive play experiences not only with other kids but with the whole family. For kids there is a constant need to hop from screen to screen, tablets, laptops, mobile phones, and parents today are "always on" now. Our toys are meant to reinvigorate traditional active play in a way that resonates with kids and families alike.

Alex Andreae Founder & CEO @ Pressure Games

OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to support us...

1. Product launch planned for Q220
2. Won at the 2019 Outdoor Toy Awards.
3. First toy is patent pending.
4. Actively sending demo units out to reviewers and parents for feedback.
5. Val Vacante, a well-known and connected, toy industry expert sits on our Advisory Board.
6. Signed consultancy agreement with Design Edge, a toy design firm started in 1987 who has worked with every major toy company.
7. Pressure Games is a benefit corporation with a goal of promoting social, active playtime for the healthy development of children.
8. We are working with 3 local Boys & Girls Clubs and 2 schools to incorporate our first toys into playtime and curriculum activities.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Alex Andreae
Founder & CEO
Lead technology development at Nuzzle bringing an IoT product to market with a small team. Previously founded SourceCoast, a web development company focused on social network integration for websites which has over 25,000 customers.

Liz Hughes
Co-Founder & Chief Brand Officer
Liz is currently leading product design, branding, and user engagement. She previously lead UX design at Nuzzle, working closely with Alex on product development.

Nilesh Kulkarni
Co-Founder & Firmware Architect
Nilesh has written over 10,000 lines of code for Countdown while at Pressure Games. He graduated from University of Texas Arlington and worked at Nuzzle where he rewrote the underlying firmware resulting in a 30% power reduction of their pet tracker.

Miguel Dotres
Director
Miguel has more than 18 years of experience with the successful completion of 5 public company registrations under rule 144 (SPAC), and 2 company exchange listings including OTCQB and NYSE American. He's leading strategic positioning and planning.

Why people love us

Alex has always been an extremely hardworking, intelligent and successful person. He is a wonderful parent and husband.

Nancy Andreae
Parent

I've watched Alex support his family through entrepreneurial endeavors for almost 10 years. He works hard and stays focused when others flounder. In that time, he's also amassed a set of strong connections to work with him. He is a solid investment and excels at picking worthwhile projects.
Adrienne Andreae Sibling

Alex is extremely passionate about his business and more importantly, his customers.
Court Aiken Friend

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In the news

Punta Gorda company wins international toy competition
By LIZ HARDAWAY Staff Writer PUNTA GORDA - One Punta Gorda startup is gaining international attention for a new, innovative way to play hide and seek. And their idea came from a child. Introducing
July 15, 2019 @ yoursun.com

Southwest Florida Based Toy Startup Wins At 2019 Outdoor Toy Awards in London
Punta Gorda, FL startup wins with their prototype hide & seek toy, Countdown PUNTA GORDA, FLA - The Outdoor Toy Awards has announced that Pressure Games' prototype toy, Countdown, won in the
July 9, 2019 @ tampabaynewswire.com

Downloads

PressureGames-Deck-Oct2019.pdf

There is an Opening in the Toy Market for Tech Toys that Encourage Traditional Play.

Problem: Screen Time is Up and Playtime is Down

Childhood today has a growing dilemma- as kids have been spending more time engaging in the digital world, they've been engaging in the real world and traditional play less and less. Parents are always "plugged in" and family time is suffering. This is having negative affects on healthy development for kids. Unhealthy kids equal unhealthy adults and thats a major bummer.



"Parents can think of screens like they do giving junk food to their kids: In small doses, it's OK, but in excess, it has consequences," says JAMA Pediatrics author Sheri Madigan

Opportunity: We Discovered Something Pretty Awesome

In looking for a fun alternative to screen-time in their own home, our founder and his son came up with a new take on "hide & seek" and the toy Countdown was born. This hide & seek toy inspires a new perspective, where tech was a tool of the play - but not the total focus. This retro inspired toy is used to help shape social, imaginative and active engagement in playtime for both kids and adults.



Countdown encourages kids to get creative and play anywhere with each other

Solution: Meet Countdown, Our First Toy

This toy combines the old school play of "hide and seek" with modern-day tech innovation for endless childhood fun, as well as three other game modes to offer something for everyone in the family. The toy encourages all of the components of healthy play by reinterpreting the game and it works like this:

- One player sets the level of difficulty and timer on Countdown and hides it. Then they return to the other player(s) (who all have their eyes covered of course!)
- Countdown will start to give visual and audio clues for the finder(s) to locate it.
- The player who finds it then has to play a series of puzzles to stop the timer and beat the game. Then a new round can begin!

But the fun doesn't end with hide & seek! Countdown means Game on! for everyone with other family game night staples. With three other modes kids and families can try Table Co-Op to see if the team can beat the puzzles before the clock runs out, play Hot Potato to see who's the last man standing, and Single Player to beat their personal fastest time.



Countdown: HiTech Hide & Seek Toy
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COUNTDOWN

Development: How We Got Here

After months of thorough research, development, iteration and refinement on our toy we realized we were onto a unique experience and have filed for a patent on the Countdown game-flow.

In the last 3 months, we've sent nearly 100 test units to reviewers, testers, and media outlets across the United States and feedback has resoundingly positive.



PATENT
PENDING
PATENT

Development: Under the Hood

We're packing a lot of tech punch in Countdown to make sure we're ready for the future. There is a sophisticated foundation within Countdown to ensure we can keep play fresh through new types of games using any of our sensory or tactile features: bright lights, buttons, accelerometer, speaker and screen.



Tech SPECS
1 Speaker | Loud Audio
2 Durable Plastic Case | Perfect for Active Handling
3 USB Updatability | New Game Updates
4 3 Axis Accelerometer | Motion Detection
5 32 Bit Microprocessor | High Performance
6 Display | Super High Contrast
7 LED Lights | Bright Multi Color
8 6 Game Buttons | Tactile Interaction

Traction and Media

Our early prototype won at the 2019 International Outdoor Toy Awards in London in the Outdoor Sports Category. The OTA is organized by toy industry expert Peter Jenkinson from Toyology and is the only event dedicated to Outdoor play. Hundreds of toy brands like Nerf and Aerobie compete for a winning spot in one of the ten outdoor categories.

We also are slated to be featured in upcoming Southwest Florida Parent & Child Magazine

The Outdoor Toy Awards 2019 WINNER swfl parent & child

Reviews

We have started an early testing reviewer program called Countdown Club and feedback has been unanimously positive. Here's a glimpse of what early testers have to say:

> *"They've turned the TV off and are playing with it." -Anthony*

> *"Our Countdown prototype from Pressure Games is a BIG hit! My kids are playing hide and seek without me.... and I'm a little bit jealous! -Sarah*

> *"We had so much fun playing with the new game Countdown from Pressure Games. You can play hide & seek, hot potato, and more! So fun to play outside too!" -Austin & Caden*

> *"We've been having a blast trying it out and really we've been fighting for turns with it." - Lindsay*




COUNTDOWN

left: Toy Reviewers Austin & Caden right: Countdown Club testers

Partnerships

Pressure Games is so excited to be working with some of the best of the industry to bring this toy to market.

- Val Vacante, an industry leading product innovation strategist and connected play expert is a key advisor on our Advisory Board. She has helped guide marketing and targeting of our brand and bring us visibility at huge marketing events like CES and SxSW.

- Design Edge, a leading design, development and sourcing agency who works with the top toy and game companies, manufacturers and distributors is a retained consultant to the Pressure Games team.

Road to Success

We've covered a lot of ground over the last year and we have a many solid mile markers line up on our way to launch.


RoadMAP
NOV 2018
Pressure Games Founded
JUN 2019
Outdoor Toy Awards Winner
AUG 2019
Partnerships for Manufacturing
OCT 2019
Wefunder Campaign Launch
NOV 2019
KAPi Awards
JAN 2020
Consumer Electronic Showcase
FEB 2020
Kickstarter Campaign
FEB 2020
Manufacturing Starts
MAR 2020
SxSW
Q2 2020
Launch
*Roadmap Projections created October 2019

We Set Ourselves Apart with Updatable, Low-Cost Toys

In the toy industry today, the lower price range of toys (under $60) are static, one-time buys. At the higher end, there are plenty of STEM toys that receive updates to enhance their learning aspect.

Right out of the box, Countdown is ready to go with over a dozen awesome games and four different play modes. But gaming doesn't end there, we think toys and play can evolve over time too. It's not just for the high-end of the market, and we're confident there's a strong business model for bringing such updatability to Countdown and our future toys. Our update App is already providing new releases to testers as we refine the play experience, and will continue to do so well after launch. It provides a way for us to continuously engage with our users and will introduce them to new toys in the future. Most importantly, it keeps our toys relevant and exciting over time.


Pressure Games
Dashboard
Countdown
Congratulations!
Games Won Today
80%
WON
PLAYED
Total Hours of Play
32 Hours
Hide & Seek 10Hrs
Hot Potato 9Hrs
Table Co-Op. 6Hrs
Single Player 7 Hrs
Times Each Level Played
Oh Yeah!

Additional Revenue

As noted, our toys will be updatable. Free updates will be available to all users for minor evolutions over time. On top of free updates, we'll also be introducing an annual subscription for ~$20 / year to take advantage of major updates. The update service will allow us to add unlimited games, new play modes and other experiences over time. From a business and development perspective, updates are a low-cost, high-margin add-on that provides extra, optional value to our customers.


Pressure Games
Subscription
Countdown
Quarterly Subscription
$8
Math Addition
$3
Spy Code
$5
Valentines Day Puzzle
Puzzles for Colors
Test Your Reflex Puzzles
Oh Yeah!

Future Toys

Countdown is the first of a family of tech toys based on classic playground games. After Countdown, we plan to release two toys a year, increasing as our development team grows.

Pushing forward for Profit

We are working with manufacturing partners to determine final pricing. Initial estimates call for a per-unit COGS of ~$12 per unit on 10k units. With a $40 MSRP, this provides a >60% gross margin for direct sales and approaches 50% gross margin should we enter into bigbox retail. We are currently modeling a 10-15% uptake in subscription revenue and, in time, we anticipate that subscriptions will comprise 20-30% of our total revenue and a larger share of our overall profits.

Community Involvement and Business for Good

Pressure Games is a Benefit Corporation with the mission of encouraging healthy and active play for children. We want that goal to be visible in our products, business goals, and community partnerships. We are working with the local Boys & Girls Club and elementary schools to incorporate our first toys into playtime and curriculum activities as a way to make health play available to all kids with the goal of expanding to the Boys & Girls Clubs on a national level.

We believe in the visibility of social change and have partnered with the following organizations:

- Pledge 1% - A non profit that helps companies donate 1% of goods or time to causes in need.

- Florida for Good, a non profit organization that connects B businesses in Florida.

- We plan to attain B Corp certification.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We create exciting toys that combine classic playground games with technology for a modern experience to target today's screen-focused youth. Our toys focus on fun first. They have the benefit of fostering group and active play to help kids be happier and healthier. Our first award-winning toy, Countdown, combines hide & seek with unique puzzles that are played when found. Find the toy and beat the puzzles to beat the clock and win!

Where will your company be in 5 years?

We hope to release 1-2 toys every year. With an average $40 MSRP (Manufacturer Suggested Retail Price) and manufacturing costs of $10-15 / unit, we are forecasting sales of over 1M units per year in 5 years. These are projections and cannot be guaranteed.

Why did you choose this idea?

Kids today need more interactive play experiences not only with other kids but with the whole family. For kids there is a constant need to hop from screen to screen, tablets, laptops, mobile phones, and parents today are "always on" now. Our toys are meant to reinvigorate traditional active play in a way that resonates with kids and families alike.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Kids between the ages of 8-10 average 6 hours a day in front of a screen. This is unhealthy, not preparing children for adulthood.
https://www.cdc.gov/nccdphp/dnpao/multimedia/infographics/images/getmoving_8-10.png
Yes, that stat is directly from the CDC!

Parents are finding it increasingly difficult to entertain their children and encourage social engagement. STEM toys are mostly an individual experience and old guard toys (Barbie, Lego) are seeing age compression. Our toys are focused on bridging the gap between the tech-focused world we find ourselves in today with traditional play flows that put activity and socialization first. These experiences are essential for healthy development and a well-rounded childhood.

What is your proudest accomplishment?

In our first 6 months, our first toy, Countdown, went from a cobbled together circuit board carried in a tupperware jar to winning at the 2019 Outdoor Toy Awards show in England in the Outdoor Sports category.

How far along are you? What's your biggest obstacle?

We've developed 4 major prototype revisions, with dozens of minor revisions to each unit. We are near-ready for manufacturing, but are still conducting continuous playtesting to ensure that form, fit and finish are perfect for a wide range of ages.
Once settled, our largest obstacle will be tooling costs and manufacturing costs for the first set of production units.

Who are your competitors? Who is the biggest threat?

Hasbro, Mattel, Spin Master, Yulu and other toy manufacturers are direct competitors.

On top of that, anything drawing children away from free/play time, is a threat, such as YouTube, Twitch, Netflix and others.

What do you understand that your competitors don't?

We focus on the play experience the the toy creates for kids - not just the toy itself. We put the play experience first and allow multiple ways of interactions, parent or grandparents with kid(s), siblings, groups of kids, and one on one play.

Our toys will have a difficulty adjustment that can be set for each game so a teenager can play with a toddler and both will be challenged.

Finally, static toys that don't evolve just don't cut it anymore. That's why our lower-cost toys are updatable with new software allowing our toys to remain fresh over time instead of collecting dust.

How will you make money?

We are focusing on a 2-tier revenue model. The first is through sales of our toys. Gross margins for direct website sales will approach 70%. If we gain bigbox distribution, gross margins will be around 50%, although with much higher volumes.

The 2nd revenue stream is through a yearly subscription component to our toys. The subscription will add major new features and game modes over time as well as allowing for connected leaderboards. The subscription model will not be required, as we want our toys to be amazing out of the box.

Users will be onboarded through free minor updates. By having updatable features, we'll

have an easier marketing funnel to promote future toys, which lowers our marketing & acquisition costs further.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The toy market is extremely competitive. While our niche of engaging, movement oriented toys is unique and fills a need both for parents and children, there are obstacles:
* Marketing - Getting the word out through influencers, ads and toy shows are expensive. While we hope for word of mouth, we're realists in that our marketing budget will need to be sufficiently large.
* Imitation - Other companies may make similar toys to the ones we plan, decreasing our possible market share. To mitigate risk, we've applied for a patent on the game mechanics of Countdown, and plan to do so with future toys.
* Gaining Critical Mass - We need to build a large enough user base to increase our economies of scale allowing for the best price points.

What do you need the most help with?

We are firm on the technology side and have experience both with development and manufacturing of devices like this. Our biggest unfilled role at this point is full-time marketing.

What would you do with the money you raise?

On a minimum $50k raise, we'd be limited in our marketing budget, but still be able to execute. Our use of funds at this level would be:

[redacted]